Exhibit 99.150

CONSENT OF Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of our report dated April 29, 2022, relating to the consolidated financial statements of enCore Energy Corp., which is filed as an exhibit to this Registration Statement.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

August 30, 2022